ALLGREEN PROPERTIES LIMITED

02 APR 15 AM 9:

02028353

File No. 82-4959

Date: 26 MAR 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

4/15

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 41 OF 26.03.2002
Announcement No. 41

ALLGREEN PROPERTIES LIMITED

Auditors' Report

In response to a request from the SGX, the Company is pleased to provide the Auditors' Report to the members of the Company as follows:-

AUDITORS' REPORT TO THE MEMBERS OF

ALLGREEN PROPERTIES LIMITED
(Incorporated in Singapore)

We have audited the accompanying balance sheets of Allgreen Properties Limited and of the Group as at 31st December 2001, and the profit and loss accounts, statements of changes in equity and the consolidated cash flow statement for the financial year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the consolidated financial statements and financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap. 50 and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

  (i) the state of affairs of the Group and of the Company as at 31st December 2001 and the results and changes in equity of the Group and of the Company and of the cash flows of the Group for the financial year then ended on that date; and

  (ii) the other matters required by Section 201 of the Act to be dealt with in the consolidated financial statements and financial statements;

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiary companies incorporated in the Republic of Singapore of

which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' report of a subsidiary company, Leo Property Company Limited, of which we have not acted as auditors, being financial statements included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in a form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and in respect of subsidiary companies incorporated in the Republic of Singapore did not include any comment made under Section 207(3) of the Act.

Wong Kian Kok
Partner

Foo Kon Tan Grant Thornton
Certified Public Accountants

Singapore, 22 March 2002

Submitted by Ms Isoo Tan, Company Secretary on 26/03/2002 to the SGX